

April 12, 2019

Riaan Davel
Chief Financial Officer
DRDGold Limited
1 Sixty Jan Smuts Building
2nd Floor - North Tower
160 Jan Smuts Avenue
Rosebank, 2196, South Africa

> **Re: DRDGold Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2018**
> **Filed October 31, 2018**
> **File No. 001-35387**

Dear Mr. Davel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining